UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 8-K

CURRENT REPORT

 PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 30, 2022

Minority Equality Opportunities Acquisition Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-40756	86-3436718
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Executive Court, Waxahachie, TX 75165

(Address of Principal Executive Offices) (Zip Code)

(214) 444-7321

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one Warrant	MEOAU	The Nasdaq Stock Market
Class A Common Stock, par value $0.0001 per share	MEOA	The Nasdaq Stock Market
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	MEOAW	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

On August 30, 2022, Minority Equality Opportunities Acquisition Inc., a Delaware corporation (“MEOA”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among MEOA, MEOA Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of MEOA (“Merger Sub”), and Digerati Technologies, Inc., a Nevada corporation (“Digerati”).

The Business Combination Agreement and the transactions contemplated thereby were approved by the board of directors of each of MEOA and Digerati.

The Business Combination

The Business Combination Agreement provides, among other things, that Merger Sub will merge with and into Digerati, with Digerati as the surviving company in the merger and, after giving effect to such merger, Digerati shall be a wholly-owned subsidiary of MEOA (the “Merger”). In addition, MEOA will be renamed Digerati Holdings, Inc. The Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination”. Other capitalized terms used, but not defined, herein, shall have the respective meanings given to such terms in the Business Combination Agreement.

In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the Effective Time, among other things: (i) each share of Digerati outstanding as of immediately prior to the Effective Time will be exchanged for shares of MEOA common stock, par value $0.0001 per share (each, an “MEOA Share” and collectively, the “MEOA Shares”), based upon the exchange ratio set forth in the Business Combination Agreement (the “Exchange Ratio”); (ii) all vested and unvested stock options of Digerati will be assumed by MEOA and thereafter be settled or exercisable for MEOA Shares, as applicable, determined based on the Exchange Ratio; (iii) each warrant of Digerati will be canceled in exchange for a warrant to purchase shares of MEOA determined based on the Exchange Ratio; (iv) any shares of the Series A Preferred Stock of Digerati outstanding as of the Effective Time will thereafter be convertible into a number of MEOA Shares determined by multiplying the number of shares of Digerati common stock into which such preferred shares would have been convertible immediately prior to the Effective Time by the Exchange Ratio; (v) certain convertible notes of Digerati issued following the signing of the Business Combination Agreement and outstanding as of the Effective Time will thereafter be convertible into a number of MEOA Shares determined by multiplying the number of shares of Digerati common stock into which such convertible notes would have been convertible immediately prior to the Effective Time by the Exchange Ratio; and (vi) each share of MEOA Class A common stock, par value $0.0001 per share (the “MEOA Class A Common Stock”), and each share of MEOA Class B common stock, par value $0.0001 per share (the “MEOA Class B Common Stock”), that is issued and outstanding immediately prior to the Effective Time shall become one MEOA Share following the consummation of the Business Combination.

The Business Combination is expected to close in the fourth calendar quarter of 2022, following the receipt of the required approval by the stockholders of MEOA and Digerati, approval by the Nasdaq Stock Market (“Nasdaq”) of MEOA’s initial listing application filed in connection with the Business Combination, and the fulfillment of other customary closing conditions.

Representations and Warranties; Covenants

The parties to the Business Combination Agreement have agreed to customary representations and warranties for transactions of this type. In addition, the parties to the Business Combination Agreement agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of Digerati and its subsidiaries during the period between execution of the Business Combination Agreement and the Closing. Each of the parties to the Business Combination Agreement has agreed to use its reasonable best efforts to cause all actions and things necessary to consummate and expeditiously implement the Business Combination.

Conditions to Each Party’s Obligations

Under the Business Combination Agreement, the obligations of the parties to consummate the Merger are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation: (i) the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder relating to the Business Combination having expired or been terminated and any other required regulatory approvals applicable to the transactions contemplated by the Business Combination Agreement having been obtained and remaining in full force and effect; (ii) no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by the Business Combination being in effect; (iii) the registration statement on Form S-4 containing the joint proxy statement/prospectus to be filed by MEOA relating to the Business Combination Agreement and the Merger (the “Registration Statement”) becoming effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), no stop order being issued by Securities and Exchange Commission (the “SEC”) and remaining in effect with respect to the Registration Statement, and no proceeding seeking such a stop order being threatened or initiated by the SEC and remaining pending; (iv) MEOA’s initial listing application with Nasdaq in connection with the Business Combination having been approved; (v) the MEOA Board consisting of the number of directors, and comprising the individuals, determined pursuant to the Business Combination Agreement; (vi) the approval and adoption of the Business Combination Agreement and the transactions contemplated thereby by the requisite vote of MEOA’s stockholders (the “Required MEOA Stockholder Consent”); (vii) the approval and adoption of the Business Combination Agreement and the transactions contemplated thereby by the requisite vote of Digerati’s stockholders; (viii) the absence of a Company Material Adverse Effect since the date of the Business Combination Agreement that is continuing; (ix) MEOA shall have repaid, or shall have irrevocably arranged to have repaid upon the Closing, any and all loans that have been made to MEOA by Minority Equality Opportunities Acquisition Sponsor, LLC (the “Sponsor”), or, in lieu thereof, and with the consent of the Sponsor, such loans have been converted into warrants to purchase MEOA Shares; (x) Digerati shall have provided to MEOA evidence reasonably satisfactory to MEOA of (A) the exchange, effective prior to the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), of all of the issued and outstanding shares of Digerati’s Series C Convertible Preferred Stock for restricted shares of Digerati Common Stock, (B) the redemption, effective prior to the Closing, by Digerati of all of the issued and outstanding shares of Digerati’s Series F Preferred Stock, and (C) the exercise, effective prior to the Closing, of warrants currently held by Post Road Special Opportunity Fund II LP and Post Road Special Opportunity Fund II Offshore LP for shares of Digerati Common Stock; (xi) the delivery of waivers by certain executives of Digerati on the date of the Business Combination Agreement whereby such executives waive any entitlement to claim that the consummation of the transactions contemplated by the Business Combination Agreement, including the Merger, constitutes “Good Reason” as defined in the existing employment agreements that such individuals have entered into with Digerati or any of its Subsidiaries, (xii) the receipt by MEOA at or prior to the Closing of a lock-up agreement between certain Digerati stockholders and MEOA (which lock-up period shall last for not less than 180 days from the date of the Closing (the “Closing Date”)); and (xiii) the receipt, at or prior to Closing, by MEOA of a duly executed copy of an agreement between Post Road Administrative LLC and certain of its affiliates (“Post Road”, and such agreement, the “PRG Resolution Agreement”), pursuant to which, among other things, the breaches, if any, of the covenants contained in that certain credit agreement, as amended to the date hereof, between and among Post Road and T3 Communications, Inc., a Nevada corporation (a majority owned subsidiary of Digerati) and its subsidiaries are resolved to the reasonable satisfaction of MEOA.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, without limitation, (i) by the mutual written consent of MEOA and Digerati; (ii) by MEOA, subject to certain exceptions, if any of the representations or warranties made by Digerati are not true and correct or if Digerati fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of MEOA could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (A) thirty (30) days after written notice thereof, and (B) February 25, 2023 (the “Termination Date”); (iii) by Digerati, subject to certain exceptions, if any of the representations or warranties made by the MEOA Parties are not true and correct or if any MEOA Party fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that the condition to the obligations of Digerati could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (A) thirty (30) days after written notice thereof, and (B) the Termination Date; (iv) by either MEOA or Digerati, if the Closing does not occur on or prior to the Termination Date, unless the breach of any covenants or obligations under the Business Combination Agreement by the party seeking to terminate proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement; (v) by either MEOA or Digerati, if (A) any governmental entity shall have issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action shall have become final and nonappealable; or (B) if the Required MEOA Stockholder Consent is not obtained; (vi) by MEOA, if (A) Digerati does not deliver, or cause to be delivered to MEOA a Transaction Support Agreement duly executed by certain Digerati stockholders or (B) the Digerati stockholders meeting has been held, has concluded, the Digerati stockholders have duly voted, and Digerati stockholder approval was not obtained; (vii) by MEOA, if Digerati does not deliver, or cause to be delivered, to MEOA a duly executed copy of the PRG Resolution Agreement on or prior to October 15, 2022; (viii) by Digerati, should MEOA not have timely taken such actions as are reasonably necessary to extend the period of time for it to complete an initial business combination for an additional period of three months from November 30, 2022; provided, that it shall be the obligation of Digerati to timely make the deposit into the Trust Account in connection with such extension, and Digerati shall not have a right to terminate the Business Combination Agreement as a result of Digerati’s failure to make such deposit; (ix) by MEOA should Digerati not deposit into the Trust Account in a timely manner the funds necessary to extend the period for MEOA to complete an initial business combination for an additional period of three months from November 30, 2022, in accordance with, and as required pursuant to, the Business Combination Agreement; and (x) by MEOA should: (A) Nasdaq not approve the initial listing application for the combined company with Nasdaq in connection with the Business Combination; (B) the combined company not have satisfied all applicable initial listing requirements of Nasdaq; or (C) the common stock of the combined company not have been approved for listing on Nasdaq prior to the Closing Date.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement other than customary confidentiality obligations, except in the case of a Willful Breach of any covenant or agreement under the Business Combination Agreement or Fraud, provided, that (A) if MEOA terminates the Business Combination Agreement pursuant to clauses (ii), (vi), (vii) or (viii) of the preceding paragraph, Digerati shall pay to MEOA, promptly following such termination, and in any event within not less than five business days following delivery of notice of termination, a termination fee in the amount of $2,000,000, (B) if Digerati terminates the Business Combination Agreement pursuant to clauses (iii) or (ix) of the preceding paragraph, MEOA shall pay to Digerati promptly following such termination, and in any event within not less than five business days following delivery of notice of termination, a termination fee in the amount of $2,000,000 and (C) in the event of a termination by MEOA pursuant to clauses (ix) or (x) of the preceding paragraph, Digerati shall pay to MEOA, promptly following such termination, and in any event within not less than five business days following delivery of notice of termination, a termination fee in the amount of $1,265,000.

A copy of the Business Combination Agreement has been filed as Exhibit 2.1 hereto (the terms of which are incorporated herein by reference) and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. MEOA does not believe that these schedules contain information that is material to an investment decision.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, the Sponsor and Digerati entered into the Sponsor Letter Agreement (the “Sponsor Letter Agreement”), pursuant to which the Sponsor agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Business Combination), (ii) waive any adjustment to the conversion ratio set forth in the governing documents of MEOA or any other anti-dilution or similar protection with respect to the shares of MEOA Class B Common Stock, such that the shares of MEOA Class B Common Stock will convert into MEOA Shares at the Closing on a one-to-one basis, (iii) subject certain of the MEOA Class B Common Stock currently held by the Sponsor to potential forfeiture, (iv) forfeit certain redeemable warrants owned by the Sponsor and that are exercisable for MEOA Class A Stock (the “Sponsor Warrants”), and (v) execute a customary lock-up agreement with respect to any MEOA Class A Stock received by the Sponsor in connection with the consummation of the Merger and those shares of MEOA Class A Stock issuable upon exercise of the Sponsor Warrants.

The foregoing description of the Sponsor Letter Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Letter Agreement, a form of which is attached as Exhibit A (the terms of which are incorporated herein by reference) to the Business Combination Agreement.

Digerati Stockholder Transaction Support Agreements

Concurrently with, or with respect to certain stockholders, within a specified time after, the signing of the Business Combination Agreement, each “Company Stockholder” listed on Schedule I attached to the Business Combination Agreement (collectively, the “Supporting Digerati Stockholders”) shall duly execute and deliver to MEOA a transaction support agreement (collectively, the “Digerati Stockholder Transaction Support Agreements”), pursuant to which, among other things, each such Supporting Digerati Stockholder will agree to, support and vote in favor of the Business Combination Agreement, the Ancillary Documents to which Digerati is or will be a party and the transactions contemplated thereby (including the Merger).

The foregoing description of the Digerati Stockholder Transaction Support Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Digerati Stockholder Transaction Support Agreements, a form of which is attached as Exhibit B (the terms of which are incorporated herein by reference) to the Business Combination Agreement.

Item 7.01 Regulation FD Disclosure.

On September 6, 2022, MEOA issued a press release announcing its entry into the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Exhibits 99.1 is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the Business Combination, MEOA intends to file with the SEC the Registration Statement. MEOA will mail a definitive proxy statement/final prospectus and other relevant documents to its stockholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that MEOA will send to its stockholders in connection with the Business Combination. Investors and security holders of MEOA are advised to read, when available, the proxy statement/prospectus in connection with MEOA’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to stockholders of MEOA as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Minority Equality Opportunities Acquisition Inc., Attention: Shawn D. Rochester, Chief Executive Officer, 100 Executive Court, Waxahachie, TX 75165.

Participants in the Solicitation

MEOA, Digerati and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of MEOA’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of MEOA’s directors and officers in MEOA’s filings with the SEC, including the Registration Statement to be filed with the SEC by MEOA, which will include the proxy statement of MEOA for the Business Combination, and such information and names of Digerati’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by MEOA, which will include the proxy statement of MEOA for the Business Combination.

Forward Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, MEOA’s and Digerati’s expectations with respect to the proposed business combination between MEOA and Digerati, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the implied valuation of Digerati, the products and services offered by Digerati and the markets in which it operates, and the projected future results of Digerati. Words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside MEOA’s and Digerati’s control and are difficult to predict. Factors that may cause actual future events to differ materially from the expected results, include, but are not limited to: (i) the risk that the business combination transaction between Digerati and MEOA may not be completed in a timely manner or at all, which may adversely affect the price of the securities of MEOA and Digerati, (ii) the risk that the transaction may not be completed by MEOA’s business combination deadline, even if extended by its sponsor, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Business Combination Agreement by the stockholders of MEOA and Digerati, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (v) the receipt of an unsolicited offer from another party for an alternative transaction that could interfere with the business combination, (vi) the effect of the announcement or pendency of the transaction on Digerati’s business relationships, performance, and business generally, (vii) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the post-combination company to grow and manage growth profitability and retain its key employees, (viii) costs related to the business combination, (ix) the outcome of any legal proceedings that may be instituted against Digerati or MEOA following the announcement of the proposed business combination, (x) the ability to maintain the listing of MEOA’s securities on Nasdaq, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities, (xii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Digerati operates, (xiii) the risk that Digerati and its current and future collaborators are unable to successfully develop and commercialize the products or services of Digerati, or experience significant delays in doing so, including failure to achieve approval of its products or services by applicable federal and state regulators, (xiv) the risk that Digerati may never achieve or sustain profitability, (xv) the risk that Digerati may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all, (xvi) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations, (xvii) the risk of product liability or regulatory lawsuits or proceedings relating to the products and services of Digerati, (xviii) the risk that Digerati is unable to secure or protect its intellectual property, (xix) the risk that the securities of the post-combination company will not be approved for listing on Nasdaq or if approved, maintain the listing, and (xx) other risks and uncertainties indicated in the filings that are made from time to time with the Securities and Exchange Commission by MEOA and Digerati (including those under the “Risk Factors” sections therein). The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Digerati and MEOA assume no obligation, and do not intend, to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1#	Business Combination Agreement, by and among Minority Equality Opportunities Acquisition Inc., MEOA Merger Sub, Inc. and Digerati Technologies, Inc.
99.1	Press Release of Minority Equality Opportunities Acquisition Inc. dated September 6, 2022.

#	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish supplementally copies of omitted schedules and exhibits to the Securities and Exchange Commission or its staff upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.

Date: September 6, 2022	/s/ Shawn D. Rochester
	Name:	Shawn D. Rochester
	Title:	President and Chief Executive Officer